MAG SILVER CORP. (An exploration stage company) Consolidated Financial Statements For the six month period ended June 30, 2008 Dated: August 13, 2008

A copy of this report will be provided to any shareholder who requests it

VANCOUVER OFFICE Suite 328 550 Burrard Street Vancouver, BC V6C 2B5	604 630 1399 phone 866 630 1399 toll free 604 484 4710 fax	TSX:MAG AMEX:MVG www.magsilver.com info@magsilver.com

MAG SILVER CORP.
(An exploration stage company)
Consolidated Balance Sheets

(expressed in Canadian dollars - Unaudited)
	June 30, 2008	Dec. 31, 2007
ASSETS

CURRENT
Cash and cash equivalents	$64,815,966	$60,147,307
Accounts receivable (Note 3)	1,757,083	647,027
Interest receivable	154,904	173,308
Marketable securities (note 4)	9,915	-
Prepaid expenses	80,606	49,668
TOTAL CURRENT ASSETS	66,818,474	61,017,310
EQUIPMENT AND LEASEHOLDS (Note 5)	68,310	22,116
INVESTMENT IN MINERA JUANICIPIO S.A. DE C.V. (Note 6)	7,436,733	5,948,361
MINERAL RIGHTS (Note 7)	5,607,663	5,084,509
DEFERRED EXPLORATION COSTS (Note 7)	18,038,994	12,989,636
TOTAL ASSETS	$97,970,174	$85,061,932

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$1,640,415	$637,180

SHAREHOLDERS' EQUITY

Share capital (Note 8)
Authorized - unlimited common shares,
without par value
Issued and outstanding at June 30, 2008 - 49,153,466
common shares (Dec.31, 2007 - 46,954,196)	107,009,704	91,105,640
Common share purchase warrants	-	2,218,444
Contributed surplus	9,449,298	7,879,650
Accumulated other comprehensive income	(186,021)	(716,778)
Deficit	(19,943,222)	(16,062,204)
TOTAL SHAREHOLDERS' EQUITY	96,329,759	84,424,752
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$97,970,174	$85,061,932

CONTINUING OPERATIONS (Note 1)

ON BEHALF OF THE BOARD

"Derek White"
Derek White, Director

"R. Michael Jones"
R. Michael Jones, Director

See accompanying notes to the consolidated financial statements.

MAG SILVER CORP.
(An exploration stage company)
Consolidated Statements of Loss and Comprehensive Loss
(expressed in Canadian dollars - Unaudited)

	For the	For the	For the	For the
	three month	three month	six month	six month
	period ended	period ended	period ended	period ended
	June 30,	June 30,	June 30,	June 30,
	2008	2007	2008	2007

EXPENSES
Accounting and audit	$93,933	$17,286	$138,608	$34,945
Amortization	8,860	3,443	19,079	6,885
Bank charges and interest	851	745	1,680	1,319
Filing and transfer agent fees	7,721	23,433	134,078	78,389
Foreign exchange (gain) loss	(1,469)	11,664	(64,675)	17,013
Legal	12,765	63,287	83,865	129,381
Management and consulting fees	251,800	169,418	620,638	422,544
Mineral property costs written off (Note 7.(g))	51,608	750,277	1,221,019	750,277
Shareholder relations	56,040	141,812	135,324	238,907
Stock compensation expense	953,321	1,017,521	2,399,621	2,747,555
Telephone and office	129,844	109,362	289,566	193,484
Travel	72,193	73,278	106,970	129,724
	1,637,467	2,381,526	5,085,773	4,750,423
LOSS BEFORE THE FOLLOWING	(1,637,467)	(2,381,526)	(5,085,773)	(4,750,423)
INTEREST INCOME	545,586	200,002	1,204,755	316,557
NET LOSS FOR THE PERIOD	$(1,091,881)	$(2,181,524)	$(3,881,018)	$(4,433,866)

OTHER COMPREHENSIVE INCOME
CURRENCY TRANSLATION ADJUSTMENT	146,977	-	531,412	-
UNREALIZED LOSS ON MARKETABLE
SECURITIES	(655)	-	(655)	-
COMPREHENSIVE LOSS FOR THE PERIOD	$(945,559)	$(2,181,524)	$(3,350,261)	$(4,433,866)

BASIC AND DILUTED
LOSS PER SHARE	$(0.02)	$(0.05)	$(0.07)	$(0.11)

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING	49,011,242	41,562,012	48,423,600	40,536,765

See accompanying notes to the consolidated financial statements.

MAG SILVER CORP.
(An exploration stage company)
Consolidated Statements of Shareholders' Equity
(expressed in Canadian dollars - Unaudited)							Deficit
						Accumulated	accumulated
	Common shares		Common share			other	during the	Total	Total
	without par value		purchase warrants		Contributed	comprehensive	exploration	Deficit	shareholders'
	Shares	Amount	Number	Amount	Surplus	income("AOCI")	stage	and "AOCI"	equity
Balance, December 31, 2006	37,928,610	$23,433,942	-	$ -	$3,059,194	$ -	($7,912,946)	($7,912,946)	$18,580,190
Issued for cash (Note 8 (a))	5,760,000	59,955,443	1,380,000	2,692,571	-	-	-	-	62,648,014
Warrants exercised	2,883,486	6,468,783	(243,000)	(474,127)	-	-	-	-	5,994,656
Stock options exercised	382,100	1,247,472	-	-	(436,110)	-	-	-	811,362
Stock options granted	-	-	-	-	5,256,566	-	-	-	5,256,566
Translation adjustment	-	-	-	-	-	(716,778)	-	(716,778)	(716,778)
Net loss	-	-	-	-	-	-	(8,149,258)	(8,149,258)	(8,149,258)
Balance, December 31, 2007	46,954,196	91,105,640	1,137,000	2,218,444	7,879,650	(716,778)	(16,062,204)	(16,778,982)	84,424,752
Issued for cash	-	11,936	-	-	-	-	-	-	11,936
Warrants exercised	1,137,000	13,588,444	(1,137,000)	(2,218,444)	-	-	-	-	11,370,000
Stock options exercised	1,062,270	2,303,684	-	-	(829,973)	-	-	-	1,473,711
Stock options granted	-	-	-	-	2,399,621	-	-	-	2,399,621
Translation adjustment	-	-	-	-	-	531,412	-	531,412	531,412
Unrealized loss on marketable
securities	-	-	-	-	-	(655)	-	(655)	(655)
Net loss	-	-	-	-	-	-	(3,881,018)	(3,881,018)	(3,881,018)
Balance, June 30, 2008	49,153,466	$ 107,009,704	-	$ -	$ 9,449,298	$ (186,021)	$(19,943,222)	$ (20,129,243)	$ 96,329,759

See accompanying notes to the consolidated financial statements.

MAG SILVER CORP.
(An exploration stage company)
Consolidated Statements of Cash Flows
(expressed in Canadian dollars - Unaudited)

	For the	For the	For the	For the
	three month	three month	six month	six month
	Period ended	Period ended	Period ended	Period ended
	June 30,	June 30,	June 30,	June 30,
	2008	2007	2008	2007
OPERATING ACTIVITIES
Net loss for the period	$(1,091,881)	$(2,181,524)	$(3,881,018)	$(4,433,866)
Items not involving cash:
Amortization	8,860	3,443	19,079	6,885
Mineral property costs written off (Note 7 (g))	51,608	750,277	1,221,019	750,277
Stock compensation expense	953,321	1,017,521	2,399,621	2,747,555

Changes in operating assets and liabilities
Accounts receivable	(665,600)	(151,987)	(1,110,056)	(231,946)
Interest receivable	30,410	(183,488)	18,404	(177,761)
Prepaid expenses	(38,153)	17,274	(30,938)	(43,484)
Accounts payable and accrued liabilities	(142,611)	53,376	(157,765)	254,749
	(894,046)	(675,108)	(1,521,654)	(1,127,591)

INVESTING ACTIVITIES
Purchase of equipment and leasehold improvements	(3,146)	-	(65,273)	(1,649)
Purchase of marketable securities	(10,570)		(10,570)
Investment in Juanicipio JV	(482,008)	(475,832)	(956,960)	(516,186)
Mineral rights	(550,268)	(180,860)	(740,989)	(491,459)
Deferred exploration costs	(3,556,777)	(783,280)	(4,891,542)	(1,875,274)
	(4,602,769)	(1,439,972)	(6,665,334)	(2,884,568)

FINANCING ACTIVITIES
Issue of share capital	500,456	3,227,348	12,855,647	22,441,949
	500,456	3,227,348	12,855,647	22,441,949
INCREASE IN CASH	(4,996,359)	1,112,268	4,668,659	18,429,790
CASH AND EQUIVALENTS, BEGINNING OF PERIOD	69,812,325	20,824,452	60,147,307	3,506,930
CASH AND EQUIVALENTS, END OF PERIOD
	$64,815,966	$21,936,720	$64,815,966	$21,936,720

CASH AND EQUIVALENTS WERE COMPRISED OF:
Cash	$64,815,966	$2,011,470	$64,815,966	$2,011,470
Short-term deposits	-	19,925,250	-	19,925,250
	$64,815,966	$21,936,720	$64,815,966	$21,936,720

See accompanying notes to the consolidated financial statements.

MAG SILVER CORP.
(An exploration stage company)
Notes to the Consolidated Financial Statements (Unaudited)

1.           CONTINUING OPERATIONS

The Company was incorporated under the Company Act (British Columbia) on April 21, 1999 and its shares were listed on the TSX Venture Exchange on April 21, 2000. On October 5, 2007 the Company moved to the TSX.

The Company is an exploration company working on mineral properties it has staked or acquired by way of option agreement principally in Mexico. The Company has not yet determined whether these mineral properties contain any economically recoverable ore reserves. The Company defers all acquisition, exploration and development costs related to the properties on which it is conducting exploration. The recoverability of these amounts is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of the interests, and future profitable production, or alternatively, upon the Company’s ability to dispose of its interests on a profitable basis.

These interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assume that the Company will realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

These interim consolidated financial statements do not include all the information and disclosures required by Canadian GAAP for annual consolidated financial statements. They have been prepared using the same accounting policies and methods of applications as the latest annual consolidated financial statements. In the opinion of management, all adjustments of a normal recurring nature necessary for a fair presentation have been made. The results for interim periods are not necessarily indicative of results for the entire year. The information contained in the interim financial statements should be read in conjunction with the Company’s latest audited consolidated financial statements for the year ended December 31, 2007.

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

2.           ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and include the following significant policies outlined below.

On January 1, 2008, the Company adopted four new presentation and disclosure standards that were issued by the Canadian Institute of Chartered Accountants: Handbook Section 1535, Capital Disclosures ("Section 1535"), Handbook Section 3031, Inventories – (“Section 3031”), Handbook Section 3862, Financial Instruments - Disclosures ("Section 3862") and Handbook Section 3863, Financial Instruments - Presentation ("Section 3863"). These standards were adopted on a prospective basis without restatement of prior periods.

 (i)           Accounting Changes – Section 1506

Section 1506, Accounting Changes, prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors. This  Section allows for voluntary changes in accounting policies  only if they result in the financial statements providing reliable  and more relevant information. In addition, this Section requires entities to disclose the fact that they did not apply a  primary source of GAAP that have been issued but not yet  effective. The adoption of this Section had no impact on the consolidated financial position or results of operations for the six months ended June 30, 2008.

 (ii)           Capital disclosures – Section 1535

Section 1535, Capital Disclosures, establishes disclosure  requirements regarding an entity’s capital, including (i) an  entity’s objectives, policies, and processes of managing capital;  (ii) quantitative data about what the entity regards as capital;  (iii) whether the entity has complied with any externally  imposed capital requirements; and (iv) if it has not complied,  the consequences of such non-compliance. The new standard has had no impact on the consolidated financial position or results of operations for the six months ended June 30, 2008.

(iii)           Financial instrument – Sections 3862 and 3863

Section 3862, Financial Instruments – Disclosures and Section 3863 Financial Instruments – Presentation replace Section 3861 Financial Instruments – Disclosure and Presentation. These new sections revise and enhance disclosure requirements while leaving presentation requirements unchanged. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. The new standards have had no impact on the consolidated financial position or results of operations for the six months ended June 30, 2008. Refer to the additional sensitivity disclosure in Note 10.

(iv)           Inventories – Section 3031

Section 3031, Inventories, provides more guidance on the measurement and disclosure requirements for inventories. Specifically the new pronouncement requires inventories to be measure at the lower of cost or net realizable value, and provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. The new standard has had no impact on the consolidated financial position or results of operations for the six months ended June 30, 2008.

Recent Accounting Pronouncements

Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, replacing Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. The new pronouncement establishes standards for the recognition, measurement, presentation, and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. This Section is effective in the first quarter of 2009, and the Company is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements.

3.           ACCOUNTS RECEIVABLE

	June 30, 2008	Dec. 31, 2007
Goods and services tax recoverable	$72,617	$50,314
Mexican value added tax ("IVA") recoverable	1,669,471	596,713
Other	14,995	-
	$1,757,083	$647,027

4.    MARKETABLE SECURITIES

At June 30, 2008, the Company has the following marketable securities:

Available-for-sale securities	Number of Shares	Cost ($)	Accumulated Unrealized Losses ($)	Fair Value ($)

Fresnillo PLC	1,000	10,570	655	9,915

During the six month period ended June 30, 2008 the Company recognized an unrealized loss of $655 (2007 - $nil) on marketable securities designated as available-for-sale instruments in other comprehensive income.

Fresnillo PLC

In 2008 the Company purchased 1,000 shares of Fresnillo PLC a company which holds a 56% interest in Minera Juanicipio, S.A. DE C.V. (Note 6)

5.     EQUIPMENT AND LEASEHOLDS

		June 30,		December 31,
	2008			2007
		Accumulated	Net book	Net book
	Cost	depreciation	value	value
Computer equipment
and software	$41,614	$24,221	$17,393	$12,603
Field equipment	67,201	31,907	35,294	9,513
Leasehold improvements	26,084	10,461	15,623	-
	$134,899	$66,589	$68,310	$22,116

6.           INVESTMENT IN MINERA JUANICIPIO S.A. DE C.V.

Pursuant to an original option agreement dated July 18, 2002 and subsequent corporate acquisitions the Company acquired a 100% interest in the Juanicipio Property in exchange for total consideration of $919,458. Of this amount, $656,125 was paid in cash and 366,667 common shares of the Company were issued at a value of $263,333.

Pursuant to a letter of intent dated March 17, 2005 and a formal agreement effective July 1, 2005 (the “Agreement”) with Industrias Peñoles, S.A. DE C.V. (“Peñoles”), the Company granted to Peñoles or any of its subsidiaries an option to earn a 56% interest in the Juanicipio Property in Mexico in consideration for Peñoles conducting US $5,000,000 of exploration on the property over four years and Peñoles purchasing US $1,000,000 of Common Shares of the Company in two tranches for US$500,000 each.

In mid 2007 Peñoles met all of the earn-in requirements of the Agreement.  In December 2007 the Company and Peñoles created an operating company named Minera Juanicipio, S.A. DE C.V. (“Minera Juanicipio”) for the purpose of holding and operating the Juanicipio Property. In 2008 Peñoles restructured and transferred its 56% interest of Minera Juanicipio into a new company called Compania Fresnillo S.A. DE C.V.  (“Fresnillo”).  Minera Juanicipio is held as to 56% by Fresnillo and 44% by the Company.  In December 2007 all mineral rights and surface rights relating to the Juanicipio project held by the Company and Peñoles respectively were ceded into Minera Juanicipio.  Minera Juanicipio is currently operated according to the terms and conditions of a shareholders agreement.  All costs relating to the project and Minera Juanicipio will be shared by the Company and Fresnillo pro-rata based on their ownership interests in Minera Juanicipio.

To capitalize Minera Juanicipio the Company invested 63.40 million pesos ($6.025 million) into Minera Juanicipio while Peñoles invested 80.69 million pesos ($7.668 million). MAG then received a payout from Minera Juanicipio of 26.41 million pesos ($2.510 million) against its contribution of the Juanicipio mineral rights while Peñoles received 70.28 million pesos against its contribution of surface rights and the Company’s 44% share of exploration costs incurred by Peñoles subsequent to the completion of their earn-in and up to December 31, 2007.

The Company has recorded its investment in the Minera Juanicipio using the equity basis of accounting. The cost of the investment includes the carrying value of the deferred exploration and mineral and surface rights costs incurred by the Company on the Juanicipio Property and contributed to Minera Juanicipio plus the required net cash investment to establish its 44% interest.
Effective December 31, 2007 the Company concluded that the functional currency of Minera Juanicipio was the Mexican peso as expenditures in Minera Juanicipio were principally being incurred in pesos and funded by advances from the venturers which were denominated in pesos. The Company translates its net investment in Minera Juanicipio using the current rate method with translation gains and losses recorded in other comprehensive loss which is a component of shareholders’ equity, until there is a realized reduction in the net investment.

      The Company’s 44% interest in Minera Juanicipio is detailed as follows:

	June 30, 2008	Dec. 31,2007

Camp costs	$5,902	$13,108
Geochemical	-	-
Geological	20,021	66,190
Geophysical	5,617	10,905
Gov't fees and licenses	5,014	8,764
Travel	899	3,906
Site administration	875	2,292
Cash contributions to the Minera Juanicipio	918,632	6,025,018
	956,960	6,130,183
Balance, beginning of year	5,948,361	3,044,509
	$6,905,321	$9,174,692

Recoveries	-	(2,509,553)
Translation adjustment	531,412	(716,778)
Balance, end of period	$7,436,733	$5,948,361

At June 30, 2008 the assets of Minera Juanicipio consisted of cash and short term investments in the amount of 19.44 million pesos ($1,921,240), IVA and other receivables in the amount of 7.80 million pesos ($0.77 million) and mineral, surface rights and exploration expenditures in the amount of 139.30 million pesos ($13.77 million).  Payables to Peñoles and other vendors for exploration work amounted to 0.44 million pesos ($43,500) while shareholders equity was 166.10 million pesos ($16.42 million).

7.           MINERAL RIGHTS AND DEFERRED EXPLORATION COSTS

	Six month period ended June 30, 2008
	(Batopilas)				Sierra de	Cinco de
	Don Fippi	Guigui	Lagartos NW	Lagartos SE	Ramirez	Mayo	Sello	Other	Total
Acquisition costs of
mineral rights
Bal., beginning of year	$ 1,422,672	$ 1,571,172	$ 50,032	$ -	$ 800,736	$ 610,448	$ 105,852	$ 523,597	$ 5,084,509
Incurred during period	-	-	-	29,443	204,837	335,356	12,983	59,370	641,989
Less amounts written off	-	-	-	-	-	-	(118,835)	-	(118,835)
Balance, end of period	$ 1,422,672	$ 1,571,172	$ 50,032	$ 29,443	$ 1,005,573	$ 945,804	$ -	$ 582,967	$ 5,607,663

Deferred exploration costs
Camp costs	$ 72,885	$ -	$ 19,582	$ 27,187	$ 10,102	$ 134,481	$ 13,429	$ 20,439	$ 298,105
Drilling	854,049	-	720,878	4,838	-	2,295,078	485,327	-	4,360,170
Geochemical	38,472	-	1,429	21,593	-	103,162	13,584	2,080	180,320
Geological	189,623	-	63,195	68,260	32,536	234,072	48,665	53,058	689,409
Geophysical	58,841	-	5,617	-	1,214	76,579	-	-	142,251
Gov't fees and licenses	5,452	6,200	76,320	104,522	18,787	35,818	27,424	47,215	321,738
Site administration	10,381	-	4,831	4,839	712	16,773	2,535	5,182	45,253
Travel	28,618	-	3,502	6,932	8,919	28,773	6,696	23,601	107,041
Transport and shipping	2,266	-	797	622	-	3,371	50	149	7,255
	1,260,587	6,200	896,151	238,793	72,270	2,928,107	597,710	151,724	6,151,542
Bal., beginning of year	3,344,413	1,450,400	120,853	4,220,148	434,628	2,775,679	504,474	139,041	12,989,636
Less amounts written off	-	-	-	-	-	-	(1,102,184)	-	(1,102,184)
Balance, end of period	$ 4,605,000	$ 1,456,600	$ 1,017,004	$ 4,458,941	$ 506,898	$ 5,703,786	$ -	$ 290,765	$ 18,038,994

	Three month period ended June 30, 2008
	(Batopilas)				Sierra de	Cinco de
	Don Fippi	Guigui	Lagartos NW	Lagartos SE	Ramirez	Mayo	Sello	Other	Total
Acquisition costs of
mineral rights
Bal., beginning of period	$ 1,422,672	$ 1,571,172	$ 50,032	$ -	$ 879,742	$ 610,448	$ -	$ 523,597	$ 5,057,663
Incurred during period	-	-	-	29,443	125,831	335,356	268	59,370	550,268
Less amounts written off	-	-	-	-	-	-	(268)	-	(268)
Balance, end of period	$ 1,422,672	$ 1,571,172	$ 50,032	$ 29,443	$ 1,005,573	$ 945,804	$ -	$ 582,967	$ 5,607,663

Deferred exploration costs
Camp costs	$ 48,756	$ -	$ 14,742	$ 17,391	$ 1,689	$ 87,145	$ 870	$ 17,486	$ 188,079
Drilling	444,509	-	604,328	100	-	1,607,241	10,023	-	2,666,201
Geochemical	24,764	-	987	8,355	-	71,693	8,819	43	114,661
Geological	111,428	-	44,615	31,886	10,301	139,728	5,419	47,827	391,204
Geophysical	36,700	-	2,004	-	1,214	34,124	-	-	74,042
Gov't fees and licenses	2,310	128	2,700	2,251	488	1,182	25,979	-	35,038
Site administration	6,476	-	3,788	2,134	305	9,514	112	4,872	27,201
Travel	14,943	-	1,390	3,866	8,703	14,532	117	16,004	59,555
Transport and shipping	693	-	17	12	-	70	1	3	796
	690,579	128	674,571	65,995	22,700	1,965,229	51,340	86,235	3,556,777
Bal., beginning of period	3,914,421	1,456,472	342,433	4,392,946	484,198	3,738,557	-	204,530	14,533,557
Less amounts written off	-	-	-	-	-	-	(51,340)	-	(51,340)
Balance, end of period	$ 4,605,000	$ 1,456,600	$ 1,017,004	$ 4,458,941	$ 506,898	$ 5,703,786	$ -	$ 290,765	$ 18,038,994

 (a)           Don Fippi (Batopilas) Property

The Company has a 100% interest in the Don Fippi mining concessions located in the Batopilas, Chihuahua district of Mexico, subject to a royalty of 4.5% of the Net Smelter returns obtained from the property. To June 30, 2008 the Company has incurred $4,605,000 in exploration costs on the property.

(b)           Guigui Property

The Company has a 100% interest in mining concessions located in the Santa Eulalia (Guigui), Chihuahua district of Mexico, subject to a royalty of 2.5% of the Net Smelter returns obtained from the property. To June 30, 2008 the Company has incurred $1,456,600 in exploration costs on the property.

(c)           Lagartos Properties

The Company has acquired 100% interest in exploration concession on mining claims (Lagartos) on the Fresnillo trend to the northwest and southeast of the Juanicipio property. This exploration concession enables the Company to explore the mining claim covered by the concession to December 2009, subject to the Company paying any applicable annual tax or other regulatory charges.

During the period ended June 30, 2008, the Company entered into an option agreement to acquire 100% interest in certain mining concessions internal to the Lagartos SE property. The Company is obligated to make scheduled cash payments totalling US$500,000 (of which US$30,000 has been paid) to June 10, 2011.

To June 30, 2008 the Company has incurred $1,017,004 in exploration costs on the Lagartos NW property and $4,458,941 in exploration costs on the Lagartos SE property.

(d)           Sierra Ramirez Property

On December 14, 2003 the Company entered into an option agreement to acquire a 100% interest in certain mining concessions located in the Sierra Ramirez district in Durango, Mexico. Under the terms of the option agreement, the Company was obligated to make scheduled payments totalling US$1,505,000 plus applicable value added tax by December 14, 2008; incur exploration expenditures totalling US$250,000 by July 26, 2009; and issue a finder’s fee of 25,000 common shares of the Company (all are issued).

During the year ended December 31, 2006, the Company and Minera Rio Tinto, S.A. DE C.V. amended terms of the above referenced option agreement. Under the amended terms, the Company will issue Minera Rio Tinto, S.A. DE C.V. 20,000 common shares of the Company (issued) and make scheduled cash payments totalling US$1,300,000 (of which US$200,000 has been paid or accrued) to December 14, 2010, with a final payment of US$650,000 of which up to US$500,000 may be paid in the common shares of the Company. Under the amended terms all exploration work commitments were also eliminated. To June 30, 2008 the Company has incurred $506,898 in exploration costs on the property.

During the year ended December 31, 2007, the Company entered into four separate option agreements to acquire 100% interest in certain mining concessions all of which are internal to the Sierra Ramirez property. The Company is obligated to make scheduled cash payments totalling US$4,938,125 (of which US$279,375 has been paid) to January 21, 2012.
 (e)           Adargas Property

On February 14, 2004 the Company entered into an option agreement to acquire a 100% interest in the Adargas property. During the period ended June 30, 2007 the Company terminated its option agreement, and consequently, total deferred acquisition and exploration costs of $750,277 were written-off.

 (f)           Cinco de Mayo Property

On February 26, 2004 the Company entered into an option agreement to acquire a 100% interest in the Cinco de Mayo property (the “Cinco de Mayo Property”), subject to a 2.5% net smelter returns royalty. Under the terms of the agreement, as later amended, the Company was obligated to make scheduled cash and share payments together worth US$1,000,000 (US$400,000 in cash and share payments made) and incur certain exploration expenditures totalling US$1,000,000 by July 26, 2009 (incurred). To June 30, 2008 the Company paid US$300,000 in cash, issued 165,670 common shares at a value of $266,630 and completed approximately $5,703,786 in exploration costs.

During the period ended June 30, 2008, the Company acquired 100% interest in certain mining concessions internal to the Cinco de Mayo property from two separate vendors. The Company made a one-time payment of US$350,000 for these mining concessions.

(g)	Sello Property

On December 8, 2006 the Company entered into an agreement to acquire a 100% interest in the Sello and Sello Uno claims located in Zacatecas State, by making scheduled option payments totalling US$1,000,000 plus applicable value added tax over a three year period (of which US$50,000 has been paid to March 31, 2008). During the current year the Company entered into an agreement to acquire a 100% interest in the El Oro claims located in Zacatecas State, by making scheduled option payments totalling US$125,000 plus applicable value added tax over one year (of which US$62,500 was paid to March 31, 2008). It was decided in April 2008 that the Company would terminate these option agreements, and consequently, total deferred acquisition and exploration costs of $1,221,019 were written-off as of June 30, 2008.

(h)           Other Properties

During the years ending December 31, 2007 and December 31, 2006 the Company optioned other exploration concessions on several mining claims. To June 30, 2008 the Company has paid $582,967 in acquisition costs. The Company has a US$100,000 option payment remaining on December 8, 2008.

During the period ended June 30, 2008, the Company optioned additional exploration concessions in Mexico. The Company is obligated to make scheduled cash payments totalling US$1,300,000 (of which US$60,000 has been paid) to June 12, 2013.

8.           SHARE CAPITAL

(a)           Issued and outstanding

During the period ended June 30, 2008 1,137,000 share purchase warrants were exercised for proceeds of $11,370,000 and 1,062,270 stock options were exercised for cash proceeds of $1,473,711.

During the year ended December 31, 2007 2,883,486 share purchase warrants were exercised for proceeds of $5,994,656 and 382,100 stock options were exercised for cash proceeds of $811,362.

On November 27, 2007 the Company closed a brokered private placement for 3,000,000 common shares of the Company at a price of $15.50 per share for gross proceeds of $46,500,000. The Company paid a 5.0% commission to the underwriters on this placement. Legal, syndicate, and filing costs totaled an additional $208,484.

On February 14, 2007 the Company closed a brokered private placement for 2,550,000 units at $7.25 a unit for gross proceeds of $18,487,500. Each unit was comprised of one common share and one-half of one common share purchase warrant, with each whole warrant exercisable for one common share at a price of $10.00 until February 14, 2008. $15,999,799 of the gross proceeds was assigned to the common shares included in the units and $2,487,701 to the warrants. The Company paid 6.0% cash commission to the underwriters on this placement. Legal, syndicate, and filing costs totaled an additional $127,902.

On February 14, 2007 the Company closed a non-brokered private placement for 195,000 units, while a further 15,000 units were closed February 15, 2007 for a total of 210,000 at $7.25 a unit for gross proceeds of $1,522,500. Each unit is comprised of one common share and one-half of one common share purchase warrant, with each whole warrant exercisable for one common share at a price of $10.00 until February 14, and 15, 2008.  $1,317,630 of the gross proceeds was assigned to the common shares included in the units and $204,870 to the warrants. The Company paid a 6.0% finder’s fee on this placement comprised of $91,350 in cash.
 (b)           Stock options

The Company has entered into Incentive Stock Option Agreements (“Agreements”) with directors, officers and employees. The maximum number of stock options which may be granted is limited to 10% of the issued and outstanding shares.

The following table summarizes options outstanding at June 30, 2008:

	Number	Weighted average	Weighted
	outstanding at	remaining	average
Exercise	June 30,	contractual life	exercise
price	2008	(years)	price
$1.00	60,000	2.42	1.00
1.06	525,000	1.55	1.06
1.14	15,000	2.26	1.14
2.00	50,000	2.96	2.00
2.46	145,000	3.06	2.46
3.00	505,000	2.60	3.00
3.12	18,000	3.17	3.12
3.56	13,000	2.72	3.56
4.04	154,930	2.75	4.04
5.36	477,500	3.45	5.36
7.56	35,000	3.57	7.56
8.80	200,000	3.65	8.80
9.40	45,000	3.75	9.40
10.01	244,265	5.00	10.01
12.91	284,500	4.62	12.91
13.75	25,000	4.27	13.75
14.15	425,000	4.29	14.15
14.70	50,000	4.09	14.70
	3,272,195	3.29	$6.59

At June 30, 2008 a total of 3,228,445 of the outstanding share options were exercisable, having a weighted average remaining contractual life of 3.29 years and a weighted average exercise price of $6.50.

At the date the Agreements are entered into, the exercise price of each option is set no lower than the fair value of the common shares at the date of grant.
The following table summarizes the Company’s options:

	Period ended	Weighted	Period ended	Weighted
	June 30,	average	June 30,	average
	2008	exercise	2007	exercise
		price		price
Balance outstanding,
beginning of year	3,805,700	$4.44	3,352,800	$2.31
Activity during the period
Options granted	528,765	11.57	335,000	8.57
Options exercised	(1,062,270)	1.39	(197,300)	1.03
Balance outstanding,
end of period	3,272,195	$6.59	3,490,500	$2.99

During the period ended June 30, 2008 the Company granted 528,765 stock options, (June 30, 2007 – 335,000). The Company has recorded $2,399,621 (June 30, 2007 - $2,747,555) of compensation expense relating to stock options vested to employees and consultants in the period ended June 30, 2008.

For the period ended June 30, 2008, stock-based compensation expense was determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company’s share price of 49%, an annual risk free interest rate of 3.40% and expected lives of three years.  (June 30, 2007 – assuming: no dividends are to be paid, a weighted average volatility of the Company’s share price of 85%, an annual risk free interest rate of 4.05% and expected lives of three years.)

 (c)           Share purchase warrants

		Weighted
		average
	Number	exercise
	of warrants	price
Balance at December 31, 2006	2,640,486	1.35
Issued in connection with issuance of common
shares	1,380,000	10.00
Exercised and converted into common shares	(2,883,486)	2.08
Balance at December 31, 2007	1,137,000	$10.00
Exercised and converted into common shares	(1,137,000)	10.00
Balance at June 30, 2008	-	$-

9.           CAPITAL RISK MANAGEMENT

The Company’s objectives in managing its liquidity and capital are to safeguard the Company’s ability to continue as a going concern and provide financial capacity to meets its strategic objectives. The capital structure of the Company consists of equity attributable to common shareholders, comprising of issued share capital, common share purchase warrants, contributed surplus, accumulated other comprehensive income and accumulated deficit.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors. The Company does not pay out dividends.

As at June 30, 2008, the Company does not have any long-term debt and is not subject to any externally imposed capital requirements.

The Company expects its current capital resources will be sufficient to carry its exploration and development plans and operations through its current operating period.

10.           FINANCIAL RISK MANAGEMENT

The Company’s operations consist of the acquisition, exploration and development of district scale projects in the Mexican silver belt. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other price risks. Where material, these risks are reviewed and monitored by the Board of Directors.

(a)           Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.

(i)           Trade credit risk

The Company is in the exploration stage and has not yet commenced commerical production or sales. Therefore, the Company is not exposed to significant credit risk and overall the Company’s credit risk has not changed significantly from the prior year.

(ii)           Cash and cash equivalents

In order to manage credit and liquidity risk we invest only in highly rated investment grade instruments that have maturities of three months or less. Limits are also established based on the type of investment, the counterparty and the credit rating.

(iii)           Derivative financial instruments

As at June 30, 2008, the Company has no derivative financial instruments. We may in the future enter into derivative financial instruments and in order to manage credit risk, we will only enter into derivative financial instruments with highly rated investment grade counterparties.

(b)           Liquidity risk

The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements and its exploration and development plans. The annual budget is approved by the Board of Directors. The Company ensures that there are sufficient cash balances to meet its short-term business requirements.

The Company's overall liquidity risk has not changed significantly from the prior year.

(c)           Currency risk

The Company’s functional currency is the Canadian dollar and therefore the Company's net earnings and other comprehensive earnings are impacted by fluctuations in the value of foreign currencies in relation to the Canadian dollar. The Company's foreign currency exposures comprise cash and cash equivalents and accounts payable and accrued liabilities denominated in Mexican pesos and United States dollars. Several of the Company’s options to acquire properties in Mexico may result in option payments by the Company denominated in Mexican Pesos or in United States dollars. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign exchange rates.
Appreciation in Mexican peso against the Canadian dollar will increase our costs of operations in Mexico. A decrease in the United States dollar against the Canadian dollar will result in a loss on our books to the extent we hold funds in United States dollars. The Company is also exposed to inflation risk in Mexico.

The sensitivity of the Company's net loss and other comprehensive loss for the six months ended June 30, 2008 due to changes in the exchange rate for the Mexican peso in relation to the Canadian dollar is summarized in the following table expressed as the increase in the net loss and comprehensive loss for each 10% appreciation in the Canadian dollar.
Net Loss	$800,000
Other comprehensive loss	(95,000)
Comprehensive loss	$705,000

A 10% depreciation in the Canadian dollar against the Mexican peso would have a similar decrease in net loss.

 (d)           Interest rate risk

The Company’s interest revenue earned on cash and cash equivalents and on short term investments is exposed to interest rate risk.

11.           FAIR VALUE DISCLOSURES

The carrying values of cash and cash equivalents and accounts payable reported in the consolidated balance sheet approximate their respective fair values.

12.           SEGMENTED INFORMATION

The Company operates in one segment being the exploration of mineral properties in Mexico. Substantially all of the Company’s long term assets are located in Mexico and the Company’s executive and head office is located in Canada.

13.           RELATED PARTY TRANSACTIONS

For the period ended June 30, 2008 the Company’s president received $189,431 in compensation for management services (2007 - $127,064) including an annual performance bonus of $80,000 (2007 - $50,000)

For the period ended June 30, 2008 a private company controlled by an officer of the Company received $126,254 in compensation for consulting services (2007 - $101,920) including an annual performance bonus of $60,000 (2007 - $40,000)

For the period ended June 30, 2008 the Company’s CFO received $50,000 in compensation as a bonus for management services (2007 - $Nil).

The Company paid or accrued non-executive directors fees of $102,500 during the period ended June 30, 2008 (2007 - $50,000).

The Company is party to a Field Services Agreement, whereby it has contracted exploration services in Mexico with MINERA CASCABEL S.A. DE C.V. (“Cascabel”) and IMDEX Inc. (“Imdex”).  As of January 2006, these companies have a common director with the Company.  During the period ended June 30, 2008 the Company accrued or paid Cascabel and IMDEX consulting, administration and travel fees totaling $68,261 (2007 - $62,401) and exploration costs totaling $1,119,576 (2007 - $521,747) under the Field Services Agreement.

During the year ended December 31, 2003, the Company entered into an office services agreement with Platinum Group Metals Ltd., a company with a common director and common officer. During the period ended June 30, 2008 the Company accrued or paid Platinum Group Metals Ltd. $67,891 under the office service agreement (2007 - $68,195).

During the year ended December 31, 2007, the Company entered into a new two year office lease agreement with Anthem Works Ltd. (“Anthem”), a company with a common director.  During the period ended June 30, 2008 the Company accrued or paid Anthem $41,095 under the office lease agreement (2007 - $31,167).
These transactions were incurred in the normal course of business and are measured at the exchange amount which was the consideration established and agreed to by the noted parties.

14.           CONTINGENCIES AND COMMITMENTS

The Company’s minimum payments under its office lease agreement which was entered into during the year ended December 31, 2007, are as follows:

2008	39,013
2009	58,519
$97,532